GUARANTEED MINIMUM INCOME BENEFIT RIDER

This rider is made part of the annuity contract to which it is attached. This rider is subject to all of the provisions in the annuity contract that do not conflict with the provisions of this rider.

Guaranteed Minimum Income Benefit

If you selected the Guaranteed Minimum Income Benefit Rider option, it will be indicated under Contract Data. It can only be selected with the Enhanced Death Benefit Rider.

The rider guarantees a minimum amount of a fixed annuity lifetime income during the annuity payout period, the option of a variable annuity payout, with a guaranteed minimum initial payment or a combination of the two options, if the contract has been in force for at least ten contract years.

Fixed annuity payouts under this rider will occur at the guaranteed annuity purchase rates stated in Table B in the contract. First year payments from the variable annuity payout option will be determined using the same factors as the fixed annuity payout option. Subsequent payments after the first year are based on the initial payment and will be higher or lower than the initial payment if the investment performance of the subaccounts selected is greater or less than an annual return of 5%.

The Guaranteed Income Benefit Base establishes a floor, which when higher than the contract value, can result in a higher annuity payout level. The Guaranteed Income Benefit Base, less any applicable premium tax, is the value that will be used to determine minimum annuity payouts, if the rider is exercised. We do not deduct any withdrawal charges under the payout plans provided for this rider.

Guaranteed Income Benefit Base

If the rider is effective on the contract date, the Guaranteed Income Benefit Base is equal to the death benefit amount under the Enhanced Death Benefit Rider except to the extent subsequent premiums are not included in the calculation. We reserve the right to exclude subsequent premiums paid in the last five years before exercise of the benefit, in the calculation of the Guaranteed Income Benefit Base.

If the rider is effective on a contract anniversary date, the Guaranteed Income Benefit Base is calculated using the contract value on that anniversary as the initial premium. All purchase payments, withdrawals and transfers made prior to that anniversary date are ignored.

Conditions On Election Of The Rider

The following conditions apply to the election of the rider:

o        You must elect the Enhanced Death Benefit Rider option, and

o        The annuitant must be age 75 or younger on the rider effective date.

Fund Selection To Continue The Rider

You may allocate your purchase payments to any of the subaccounts or fixed accounts offered in the contract. However, we reserve the right to limit the amount in specified subaccounts as indicated under Contract Data. If we do so, we will send you written notice and ask that you reallocate your contract value so that the limitation is satisfied within 60 days. If, after 60 days, the limitation is not satisfied by your contract, the rider will be terminated.

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Exercising The Rider

The following conditions apply to the exercising of the rider:

     o You may only exercise this rider within 30 days after any contract anniversary following the expiration of the ten year waiting period from the effective date of the rider, and

     o The annuitant on the retirement date must be between 50 to 86 years old, and

     o You can only take an annuity payout in one of the following annuity payout plans:

          o    Plan A -- Life Annuity-No Refund
          o    Plan B -- Life Annuity with Ten Years Certain
          o    Plan D -- Joint and Last Survivor Life Annuity-No Refund

Contingent Event Benefits

If the annuitant satisfies the conditions for the waiver of withdrawal charges in the event of disability, terminal illness or a confinement in a nursing home or hospital (see "Waiver of Withdrawal Charges" in the contract) you can exercise the rider at any time. In this event, you can take up to 50% of the Guaranteed Income Benefit Base as a lump sum. The remainder of the Guaranteed Income Benefit Base can be used for annuity payouts under the terms above with regard to annuitant age at retirement date, the annuity payout plans and the annuity factors. The annuitant can also be changed for the payouts.

Charges for the Rider

The charge for this rider is deducted once a year from your contract value on your contract anniversary. We pro-rate this charge among the subaccounts and fixed accounts in the same proportion your interest in each account bears to your total contract value. This charge is shown under Contract Data and is multiplied against the result of (a)+(b)-(c), where

         (a)      is the Guaranteed Income Benefit Base
         (b) is any adjusted transfers from the subaccounts to the fixed accounts made in the last six months
         (c)      is the total contract value in the fixed accounts.

The result of (b) minus (c) will not be greater than zero.

If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee at that time, adjusted for the number of calendar days coverage was in place during the contract year.

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Terminating The Rider

The following conditions apply to the termination of the rider:

o You may terminate the rider within 30 days following the first and fifth contract anniversaries, after the effective date of the rider.

o You may terminate the rider any time after the 10th anniversary after the effective date of the rider.

o The rider will terminate on the date you make a full withdrawal from the contract, or annuity payouts begin, or on the date that a death benefit is payable.

o The rider will terminate on the contract anniversary after the annuitant's 86th birthday.

This Rider is effective as of the contract date of this contract unless a different date is shown here.

American Enterprise Life Insurance Company



Secretary